UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]     Annual Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the fiscal year
ended December 31, 2008.

or

[   ]     Transition Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the transition
period from ____________ to ______________.

Commission File Number:  0-11204

AmeriServ Financial
401(k) Profit Sharing Plan
(Full title of the plan)

AmeriServ Financial, Inc.
Main and Franklin Streets
 Johnstown, PA  15901
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

Registrant's telephone number, including area code:  (814) 533-5300

Notices and communications from the Securities and Exchange
Commission relating to this report should be forwarded to:

AmeriServ Financial, Inc.
Main and Franklin Streets
Johnstown, PA  15901

Attention:  Nicholas E. Debias, Jr.

With a copy to:

Wesley R. Kelso, Esquire
Stevens & Lee
Suite 602
25 North Queen Street
Lancaster, PA  17603
(717) 399-6632

Item 1.

Financial Statements and Exhibits

a.

Financial Statements

1.

Report of Independent Registered Public Accounting Firm.

2.

Statement of Net Assets Available for Benefits as of December 31, 2008 and 2007.

3.

Statement of Changes in Net Assets Available for Benefits for the two years ended December 31, 2008 and 2007.

4.

Notes to Financial Statements.

b.

Exhibits

1.

Consent of S. R. Snodgrass, A.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of AmeriServ Financial 401(k) Profit Sharing Plan

Johnstown, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of AmeriServ

Financial 401(k) Profit Sharing Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting

Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects,

the net assets available for benefits of AmeriServ Financial 401(k) Profit Sharing Plan as of

December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of

December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States

Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee

Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of

Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 7 to the financial statements, effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements.

/s/SR Snodgrass, A.C.

Wexford, PA

June 26, 2009

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007

ASSETS

Investments, at fair value:
Common / Collective Funds	$ 8,577,046	$ 10,827,390
Mutual Funds	6,124,276	8,948,610
AmeriServ Financial, Inc.	266,159	294,071
Money Market	3,535,117	2,189,637
Participant Loans	402,052	397,850
Total Investments	18,904,650	22,657,558

Contribution Receivable	8,277	8,874
Accrued Interest Receivable	16,787	15,251
Due from Broker	-	1,473
Other Receivables	-	6,193
Cash	56,051	-

TOTAL ASSETS AVAILABLE FOR BENEFITS	18,985,765	22,689,349

LIABILITIES

Due to Broker	8,786	10,347
Benefits Payable	953	8,951

NET ASSETS AVAILABLE FOR BENEFITS	$ 18,976,026	$ 22,670,051

The accompanying notes are an integral part of these financial statements.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2008	2007

ADDITIONS IN NET ASSETS ATTRIBUTED TO:

INVESTMENT INCOME:
Net appreciation (depreciation) in fair value of investments	$ (4,645,295)	$ 439,397
Interest and dividends	281,506	162,532
Capital gains	168,581	608,345
Total Investment Income	(4,195,208)	1,210,274

Contributions by employees	795,517	795,596
Contributions by employer	200,991	209,627
Rollovers	320,511	174,034
Total Contributions	1,317,019	1,179,257
Total Additions	(2,878,189)	2,389,531

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid directly to participants	815,836	1,109,590

Net increase (decrease)	(3,694,025)	1,279,941

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of the year	22,670,051	21,390,110

End of the year	$ 18,976,026	$ 22,670,051

The accompanying notes are an integral part of these financial statements.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the AmeriServ Financial 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for a more comprehensive description of the Plan’s provisions.

1General

The Plan is a defined contribution plan covering the employees of AmeriServ Financial, Inc., and its wholly owned subsidiaries AmeriServ Financial Bank, AmeriServ Trust and Financial Services Company, and AmeriServ Associates, Inc. (the “Companies”), including members of the United Steelworkers of America, AFL-CIO-CLC, Local Union 2653-06 (the “Union”) who have attained the age of 21 and the earlier of completion of 12 consecutive months of service with at least 500 hours of service (employee deferrals) or 1,000 hours of service (employer discretionary contribution).  As of June 30, 2007 the Company closed AmeriServ Associates, Inc. the former employees are no longer participating in the Plan. The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Plan is not covered by the Pension Benefit Guaranty Corporation.

Contributions

Employees may elect to contribute, through the 401(k) feature, 1 percent to 100 percent of their base salaries each period to the maximum amount permitted by the Internal Revenue Code.  Employees may elect to have their contributions in 5 percent increments invested in one or more of 32 mutual funds, 8 common/collective portfolios, 1 money market fund, and the AmeriServ Financial, Inc. common stock administered by the Plan’s trustee.  The diversified mutual fund investment options include a bond and government securities fund and various U.S. and foreign stock funds.

The Companies have the right to make a discretionary contribution to the Plan.  Any contribution to be made will be on an annual basis, and such contribution is allocated as a percentage of compensation of eligible participants for the year.  In addition, the Companies contribute 4 percent of employees’ gross compensation on behalf of Union employees.

Participant Accounts

Each participant’s profit sharing account is credited with Plan earnings.  Allocations are based upon the proportionate value of all accounts.  The benefit to which each participant is entitled is that which can be provided from the participant’s account.

NOTE 1 - DESCRIPTION OF PLAN (continued)

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the sponsor’s contributions in the Plan is based on completion of credited service years.  A credited service year is considered one in which the participant completed at least 1,000 hours of service.  Employees become 100 percent vested after five years of service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  The loans are secured by the balance in the participant’s account and bear interest rates that are commensurate with the median of local prevailing rates as determined upon loan request by the plan administrator.  Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits

On termination of service, a participant will receive a lump sum amount equal to the vested value of his or her account.  The Plan also provides for normal retirement benefits to be paid in the form of a lump sum upon reaching age 65 or termination of employment and has provisions for deferred, death, disability and retirement benefits, and hardship withdrawals.

Forfeitures

Forfeitures of a participant’s non-vested account shall be restored upon rehire if such rehire happens at any time during his or her 5th consecutive one-year break in service. At the end of the Plan year in which the former participant incurs his or her 5th consecutive one-year break in service, the forfeitures held on behalf of the participant will be allocated to all participants eligible to share in the allocations in the same proportion that each participant’s account balance bears to all account balances for such year.  At December 31, 2008 and 2007, the forfeiture account had a balance of $41,514 and $33,291, respectively.  Forfeitures totaling $13,238 and $3,227 for the years ended December 31, 2008 and 2007, respectively, were reallocated to participants’ accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles followed by the Plan and the methods of applying these principles conform with U.S. generally accepted accounting principles.

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles.  In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts and disclosures.  Actual results could differ significantly from those estimates.

Valuation of Investments

Quoted market prices are used to value investments.  Investments for which there is no quoted market price are reported at their estimated fair value.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Companies.  No such officer or employee receives compensation from the Plan.  Certain other administrative expenses are paid directly by the Companies.  Such costs amounted to $54,925 and $59,022 for the years ended December 31, 2008 and 2007, respectively.

NOTE 3 - INVESTMENTS

The Plan investments are administered by AmeriServ Trust and Financial Services Company (Trustee).

During 2008, the Plan’s investments (including investments bought and sold, as well as, held during the year) depreciated in value by $4,645,295.

	Net Appreciation (Depreciation) in Fair Value During Year

	2008	2007

Investments at fair value as determined by quoted market price:
Common / Collective Funds	$ (1,630,698)	$ 751,402
Mutual Funds	(2,920,568)	(71,254)
AmeriServ Financial, Inc.	(94,029)	(240,752)

Net appreciation (depreciation) in fair value	$ (4,645,295)	$ 439,397

NOTE 3 – INVESTMENTS (continued)

Investments representing 5 percent or more of the Plan’s net assets at December 31 are as follows:

	2008		2007
	Principal Value	Fair Value	Principal Value	Fair Value
Investments at fair value as determined by quoted market price:

Goldman Sachs Prime Obligations	$ 3,535,117	$ 3,535,117	$ 2,189,637	$ 2,189,637
Sei Stable Asset Fund	1,779,391	1,779,391	792,591	792,591
ASRV Premier Equity	1,036,528	1,033,906	16,621	16,844
Pathroad Balance Growth & Income	2,433,411	2,599,936	3,390,774	4,424,260
Pathroad Capital Appreciation & Income	1,242,277	1,289,858	1,273,504	1,730,635
Pathroad Conservative Growth & Income	1,906,056	2,101,502	1,938,243	2,529,330
Pathroad Long-Term Equity	1,011,247	991,815	1,189,272	1,604,705

	$ 12,944,027	$ 13,331,525	$ 10,790,642	$ 13,288,002

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right, under the Plan, to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Companies that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) by letter dated July 27, 2005.  The letter states that the prototype and related trust are designed in accordance with applicable sections of the IRC.  Although the prototype plan has been amended since receiving the opinion letter, the prototype sponsor and the Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds that are managed by the defined Trustee of the Plan. The balance of these mutual funds is $6,124,276 representing 32% of net assets available for benefits as of December 31, 2008.  The Plan also invests in the Plan Sponsor’s common stock.  At December 31, 2008, the Plan held 133,748 shares of AmeriServ Financial Inc. common stock.  Dividends in the amount of $3,230 were received on common stock for the year ended December 31, 2008.  Therefore, related transactions qualify as related party transactions. All other transactions which may be considered parties-in-interest transactions relate to normal Plan management and administrative services and related payment of fees.

NOTE 7 - FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“FAS”) No. 157, Fair Value Measurements which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value.  FAS No. 157 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs.  The three levels of the fair value hierarchy under FAS No. 157 are described below:

Level I:

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level II:

Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

Level III:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Common/Collective trusts and pooled separate accounts: Valued at the NAV of shares held by the plan at year end adjusted for any cash held for liquidity purposes and any fees imposed by the fund.

Participant loans:  Valued at amortized costs, which approximate fair value.

NOTE 7 - FAIR VALUE MEASUREMENTS (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	December 31, 2008
	Level I	Level II	Level III	Total
Assets:
Common stock	$266,159	$-	$-	$266,159
Mutual funds	6,124,276			6,124,276
Common/Collective trusts	-	-	8,577,046	8,577,046
Participant loans	-	-	402,052	402,052

Total assets at fair value	$6,390,435	$-	$8,979,098	$15,369,533

The table below sets forth a summary of changes in the fair value of the Plan’s Level III assets for the year ended December 31, 2008.

	Common /
	Collective	Participant
	trusts	loans

Balance, beginning of the year	$10,827,390	$397,850
Realized gains	504,082	-
Unrealized losses related to instruments still held at the reporting date	(2,483,119)	-

Purchases, sales, issuances and settlements (net)	(271,307)	4,202

Balance, December 31, 2008	$8,577,046	$402,052

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires the Plan to disclose the estimated fair value of its financial instruments.  Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.  Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale.  If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in mutual funds, participant loans, common collective funds, AmeriServ Financial Inc. stock, contributions receivable, accrued interest receivable, benefits payable and cash would be considered financial instruments. At December 31, 2008 and 2007, the carrying amounts of these financial instruments approximate fair value.

NOTE 9 – RISKS AND UNCERTAINTIES

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
EMPLOYER IDENTIFICATION NUMBER 25-0851535
PLAN NUMBER – 002
DECEMBER 31, 2008

	Par or Shares	Cost	Current Value

Common Stock
*AmeriServ Financial, Inc.	133,748	$552,347	$266,159

Total Common Stock			266,159

Mutual Funds
Alger Large Cap Growth	977	12,320	8,424
Alger Midcap Growth	3,935	71,040	31,011
CGM Focus Fund	9,298	463,285	250,871
Dodge & Cox Balanced Fund	9,581	726,297	491,112
Dodge & Cox Stock Fund	2,728	387,977	202,866
Federated Kaufmann Fund	42,961	239,429	154,658
Fidelity New Insights	2,718	52,865	36,670
Fidelity Leveraged Co. Stock	4,931	152,107	71,202
Fidelity Low-Priced Stock Fund	14,271	485,115	329,955
Fidelity New Markets	2,802	41,073	31,499
Franklin Biotechnology Discovery	1,523	81,790	79,657
Franklin Mutual Beacon	1,122	18,126	10,173
Janus Contrarian Fund	14,778	272,153	142,313
Janus Growth & Income	947	28,699	19,649
Janus Overseas Fund	1,498	77,539	36,090
Legg Mason Opportunity Trust	5,285	87,714	28,380
Legg Mason Value Trust	1,602	99,955	46,833
Loomis Sayles Bond Fund	2,469	34,836	25,653
MFS International New Discovery Fund	10,656	256,540	135,753
Northern Technology	1,506	18,202	12,532
Pimco Total Return	41,195	441,673	417,719
Rydex Titan 500	66	1,000	1,004
SEI Stable Asset	1,779,391	1,779,391	1,779,391
T. Rowe Price Equity Income	8,807	223,571	150,417
T. Rowe Price Financial Services	786	14,058	7,826
T. Rowe Price Spectrum	47	807	516
Tweedy, Browne Global Value	7,698	188,937	120,245
Vanguard GNMA	7,859	81,800	83,150
Vanguard Health Care	698	94,185	70,838
Vanguard Institutional Index	11,086	1,285,899	915,044
Vanguard Short-Term Admiral	38,615	408,335	419,750
Vanguard Total Bond Market Index	1,284	12,951	13,076

Total Mutual Funds			6,124,276

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
EMPLOYER IDENTIFICATION NUMBER 25-0851535
PLAN NUMBER – 002
DECEMBER 31, 2008

	Par or Shares	Cost	Current Value

Common / Collective Funds
*Pathroad Balance Growth & Income	201,702	$2,433,411	$2,599,936
*Pathroad Capital Appreciation & Income	100,067	1,242,277	1,289,858
*Pathroad Conservative Fixed Income	31,193	353,591	387,420
*Pathroad Conservative Growth & Income	155,321	1,906,056	2,101,502
*Pathroad Intermediate-Term Fixed Income	12,724	151,543	168,336
*Pathroad Long-Term Equity	79,985	1,011,247	991,815
*ASRV Premier Equity Fund	108,536	1,036,528	1,033,906
*ASRV Tactical High Yield Bond Fund	366	4,347	4,273

Total Common / Collective Funds			8,577,046

Money Market Funds
Goldman Sachs Financial Square Prime Obligation	3,535,117	3,535,117	3,535,117

Total Money Market Funds			3,535,117

Participant Loans	402,052	402,052	402,052

Total			$18,904,650

  *Party-In-Interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the AmeriServ Financial 401(k) Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 26, 2009

AmeriServ Financial 401(k) Profit Sharing Plan

AmeriServ Trust and Financial

Services Company, as Trustee

By

/s/ David M. Margetan

David M. Margetan, Assistant

Vice President and Assistant Secretary

Exhibit Index

Exhibit

1.

Consent of S. R. Snodgrass, A.C

Exhibit 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of AmeriServ Financial 401(k) Profit Sharing Plan

Johnstown, Pennsylvania

We consent to the incorporation by reference in the Registration Statement Nos. 033-53935, 033-55845, 033-55207, 033-55211, and 033-67600 on Forms S-8 of AmeriServ Financial Inc. of our report dated June 26, 2009, relating to the financial statements and supplemental schedules of the AmeriServ Financial 401(k) Profit Sharing Plan as of and for the year ended December 31, 2008, appearing in this Annual Report on Form 11-K.

/s/SR Snodgrass, A.C.

Wexford, PA

June 26, 2009